

ARCLAND
ENERGY

Securities and Exchange Commission

Washington DC 20549

Division of Finance

Mr. Brian Cascio

Accounting Branch Chief

April 28, 2011

RE:ARCLAND ENERGY CORPORATION

Form 8K for Item 4.01

Filed April 12 ,2011

FILE#: 000-10315

Dear Mr: Cascio

In response of your letter dated April 12, 2011. Arcland Energy (the company) is proceeding to file an amendment 8K/A; with the item 4.01 designation. The Audit Committee of the Company provide Whitley Penn (Audit firm) with a copy of this disclosure set forth under this Item 4.01 and requested that Whitley Penn furnish a letter ("Response Letter") addressed to the Securities & Exchange Commission stating whether or not it agrees with the above statements. Since the date of this request, the Company's president and CFO have made repeated attempts to communicate with Whitley Penn in order to obtain a copy of the Response Letter. As of the date of this filing, Whitley Penn has failed to provide a copy of the Response Letter to the Company. Accordingly, in an effort to remain compliant, the Company is filing this disclosure without the Response Letter as an attached exhibit. Company's CFO will be sending a letter to Whitley Penn making a follow-up request for the Response Letter. Immediately upon the Company's receipt of a copy of the Response Letter, the Company will amend this 8-K filing with the Response Letter attached thereto.

Yours sincerely,

Rafael Pinedo, Chairman, Director
Arcland Energy Corporation

17101 Preston Road, Suite 210 ■ Dallas, Texas 75248 ■ V: 214-774-4820 ■ F: 214-687-0019 ■ www.arclandenergy.com